UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                MVC Capital, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    553829102
                                 (CUSIP Number)

                              Simon M. Lorne, Esq.
                            Millennium Partners, L.P.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                                 SCHEDULE 13D/A

----------------------
CUSIP No.  553829102
----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,369,770 **
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,369,770 **
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,369,770 **
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2% (based on a figure of 19,086,566 shares of common stock reported as being outstanding (as of September 8, 2005) on MVC Capital, Inc.'s Quarterly Report on Form 10-Q for the period ended July 31, 2005.)

     **See Item 2 below for a breakdown of share ownership.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

                                Explanatory Note

      This Amendment No. 3 amends the Statement on Schedule 13D (as amended, the "Original Schedule 13D") initially filed with the Securities and Exchange Commission on June 12, 2002 by Millenco, L.P and the Statements on Schedule 13D/A (collectively with the Original Schedule 13D, the "Schedule 13D") filed with the Securities and Exchange Commission on January 12, 2005 and January 19, 2005 by Israel A. Englander. The class of equity securities to which the
Schedule 13D relates is the common stock, par value $0.01 per share (the "Company Common Stock"), of MVC Capital, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577. The following amendments to Items 2 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

      Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)-(c), (f)

      This Schedule 13D/A is being filed by Israel A. Englander ("Mr. Englander"), whose business address is at 666 Fifth Avenue, New York, New York 10103.

      The 1,369,770 shares of the Company Common Stock that Mr. Englander may be deemed to beneficially own are held by Millenco, L.P. ("Millenco") (359,871 shares), Millennium Global Estate, L.P. ("Global Estate") (185,000 shares), Millennium USA, L.P. ("USA") (444,771 shares), Millennium Partners, L.P. ("Partners") (10,128 shares) and Millennium International, Ltd. ("International") (370,000 shares). Mr. Englander is the managing member of Millennium Management, L.L.C., which serves as the general partner of Millenco, as the managing member of the general partner of Global Estate, as the general partner of USA, and as the managing general partner of Partners. Mr. Englander is also the managing member of Millennium International Management, L.L.C., which is the manager of International.

      The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      The business address for Millenco, Global Estate, USA, Millennium Management, L.L.C. and Millennium International Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103. The business address for Partners and International is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

(d)-(e)

      On December 1, 2005, the Reporting Person, together with Millennium Partners, L.P. and related persons and entities, entered into settlements with the Securities and


                                Page 3 of 5 Pages

Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners, L.P. had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

      Neither the Reporting Person nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of $148 million of mutual fund trading profits, civil penalties aggregating $32.15 million (with $30 million paid by the Reporting Person), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

      (a) As of the date hereof, Mr. Englander may be deemed to beneficially own 1,369,770 shares of Company Common Stock, all of which are held by Millenco, USA, Global Estate, Partners and International. Such shares represent in the aggregate approximately 7.2% of the outstanding shares of Company Common Stock (based on a figure of 19,086,566 shares of Company Common Stock reported as being outstanding (as of September 8, 2005) on MVC Capital, Inc.'s Quarterly Report on Form 10-Q for the period ended July 31, 2005.)

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,369,770 shares of the Company Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock during the past 60 days: None

      (d) Millenco, Global Estate, USA, Partners and International have the right to receive dividends and proceeds from the sale of shares of Company Common Stock. Millennium Management, L.L.C. and Millennium International Management, L.L.C. have the right to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company Common Stock.


                                Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005

                                 /s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with SEC on
                                 June 6, 2005
                                 -------------------------------
                                      ISRAEL A. ENGLANDER


                                Page 5 of 5 Pages